DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                  June 29, 2006

Albert G. Pappas                                             VIA FED-EX
Division of Corporate Finance                                ----------
United States Securities and Exchange Commission           AND VIA EDGAR
Mail Stop 3720                                             -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3378
Fax: (202) 772-9205

RE:     Data Call Technologies, Inc.
        Registration Statement on Form SB-2
        Filed February 21, 2006
        File Number: 333-129148

Dear Mr. Pappas:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated March 22, 2006, Data Call Technologies, Inc., formerly, Data Call Technologies ("Data Call," "we," us") has the following responses:

                              Prospectus Cover Page
                              ---------------------

1. PLEASE DO NOT USE DEFINED TEAMS IN THE FOREFRONT OF YOUR PROSPECTUS AND AVOID USING THEM THROUGHOUT THE REST OF THE PROSPECTUS. FOR EXAMPLE, REMOVE THE DEFINED TERM "COMMON STOCK" FROM THE PROSPECTUS COVER PAGE AND THE TERM "COMPANY" IN YOUR SUMMARY. AVOID USING THESE DEFINED TERMS THROUGHOUT THE REST OF THE PROSPECTUS. INSTEAD, UNCAPITALIZE "COMMON STOCK," SINCE YOU ARE USING THE TERM FOR ITS COMMON MEANING, AND USE A SHORTENED VERSION OF YOUR COMPANY NAME.

RESPONSE:
---------

     We have removed the defined terms from the forefront of the prospectus. Additionally, we have replaced the term "Company" with "Data Call," a shortened version of the company's name as you have requested. Furthermore, we have removed various defined terms previously used throughout the prospectus and instead used shortened versions of the terms or the uncapitalized versions of the terms when the common meaning is used.

     We believe that the defined terms which remain help the reader to understand various concepts from Data Call's agreements that are discussed in the prospectus and that if such terms were removed, it would make the prospectus unnecessarily long and confusing to the reader.

                               Prospectus Summary
                               ------------------

2. CLARIFY HERE AND THROUGHOUT THE PROSPECTUS WHETHER OR NOT YOU CURRENTLY GENERATE ANY REVENUES FROM YOUR SERVICES VIA YOUR DIRECT LYNK MESSENGER SYSTEM. FOR INSTANCE, YOU STATE ON PAGE 2 THAT "WE HAVE NOT GENERATED ANY REVENUES FROM OUR SERVICES IN THE PAST," YET ON PAGE 5 YOU MENTION THAT YOU HAVE GENERATED ONLY $365 IN REVENUES. ADDRESS WHEN YOU ANTICIPATE
     GENERATING  ANY  MEANINGFUL  REVENUES.

RESPONSE:
---------

     We have updated the prospectus with current information regarding Data Call's revenues and contracts. Since the original filing date of the prospectus, Data Call has entered into several subscription contracts to provide its Direct Lynk system to clients for monthly subscription fees. Additionally, we added additional disclosure regarding Data Call's belief that it will generate meaningful revenues, sufficient to support its operations in approximately eight to twelve months, of which there can be no assurance.


3. PLEASE DISCLOSE IN YOUR SUMMARY YOUR MINIMAL REVENUES, YOUR NET LOSSES FOR THE LAST TWO YEARS AND YOUR ACCUMULATED DEFICIT. PLEASE ALSO DISCLOSE THAT YOUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

RESPONSE:
---------

     We  have  revised  the  prospectus  summary  to  state:

     "We have generated only limited revenues through subscriptions to our Direct Lynk service in the past; have only a small number of subscription agreements with customers; had a net loss of $1,060,847 for the year ending December 31, 2004; a net loss of $1,075,856 for the year ending December 31, 2005; a net loss of $601,450 for the three months ended March 31, 2006; and an accumulated deficit of $4,996,171 as of March 31, 2006. Additionally, our auditor has expressed substantial doubt about our ability to continue as a going concern."

4. WE NOTE YOUR DISCLOSURE REGARDING YOUR DIRECT LYNK MESSENGER SYSTEM. PLEASE CLARIFY WHO YOUR CUSTOMERS ARE AND HOW YOU GENERATE REVENUE. PLEASE CLARIFY HOW YOUR PRODUCT WORKS. FOR EXAMPLE, DO YOU PROVIDE HARDWARE TO THE CUSTOMER THAT WILL TRANSMIT THE DATA YOU PROVIDE ONTO THE CUSTOMER'S TELEVISION? DO YOU GENERATE THE DATA AND DOES THE DATA STREAM ACROSS THE

     TELEVISION WHILE THE TELEVISION IS PLAYING ON ANY CHANNEL? WHAT PERMISSION DO YOU NEED TO BROADCAST THE INFORMATION ACQUIRED FROM THIRD PARTIES, SUCH AS NEWS STORIES GENERATED BY THE ASSOCIATED PRESS? PLEASE SIMILARLY REVISE YOUR BUSINESS SECTION.

RESPONSE:
---------

     We have revised the amended Registration Statement to state who our clients are and how our product works. Data Call does not need any permission to broadcast the information it receives from its information provider, United Press International ("UPI") and does not receive any information from the Associated Press. Data Call has a contract with UPI, which supplies the Company with its news feed and other feed information. We have disclosed the UPI agreement and the material terms of such agreement in the amended Registration Statement.

                                  The Offering
                                  ------------

5. DISCLOSE THE PERCENTAGE OF YOUR OUTSTANDING SHARES THAT ARE BEING OFFERED IN THIS OFFERING.

RESPONSE:
---------

     We have updated the disclosure in the summary of the prospectus to state that the shares being registered in the prospectus represent approximately 69.3% of Data Call's issued and outstanding common stock.

                                  Risk Factors.
                                  -------------

                         We require additional financing
                         -------------------------------

6.   DISCLOSE  YOUR  CURRENT  RATE  OF  EXPENDITURES  PER  MONTH.

RESPONSE:
---------

     We have updated the disclosure in the prospectus to state that Data Call's current monthly rate of expenditure is $75,000 per month and to note that Data Call is not paying its executive officers the full amount of their salaries as of the filing of the amended Registration Statement. Instead, Data Call is only paying such executive officers a portion of their salaries, with the remainder being accrued until such time as Data Call has sufficient cash flow to pay such salaries.

                            We rely on Key management
                            -------------------------

7. DISCLOSE THE RESPECTIVE DATES THAT YOUR KEY EXECUTIVES ENTERED INTO EMPLOYMENT AGREEMENTS.

RESPONSE:
---------

     The  prospectus  has  been  revised  as  you  requested.

           We have outstanding issues with one of our former officers
           ----------------------------------------------------------

8. PLEASE DESCRIBE IN GREATER DETAIL THE NATURE OF THE DISPUTE AND QUANTIFY THE AMOUNT IN QUESTION, TO THE EXTENT POSSIBLE, SO THAT INVESTORS CAN EVALUATE THE MAGNITUDE OF THIS RISK. IN IS REGARD, PLEASE BRIEFLY DISCLOSE THE STATUS OF THE DISPUTE, PARTICULARLY SINCE THIS FORMER OFFICER RESIGNED ALMOST THREE YEARS AGO. ARE YOU ACTIVELY ATTEMPTING TO SETTLE THIS MATTER? DISCLOSE THE ISSUES WITH YOUR FORMER PRESIDENT AND DIRECTOR THAT REMAIN OUTSTANDING. SIMILARLY REVISE THE SUBSEQUENT RISK FACTOR ENTITLED "WE HAVE HAD DISPUTES WITH PEOPLE AFFILIATED WITH US IN THE PAST"

RESPONSE:
---------

     We have revised the risk factor to state that we have had written correspondence with the individual in question and that the claims in question are for 4,500,000 shares of our common stock which the individual claims he is owed. Additionally, we have disclosed that we are currently in settlement negotiations with this individual, but that as of the filing of the amended Registration Statement, no settlements have been reached. We have also added additional disclosure under the section entitled "Legal Proceedings" dealing with the counter claims that Data Call's management believes it has against the individual, which Data Call believes would lower any judgment the individual may receive if his claims were litigated. Finally, we have revised the risk factor following the description of the claims made by our former officer and Director, to clarify that we are not aware of any claims which the QVS shareholders or our current shareholders have against us as of the filing of the prospectus.

             We depend heavily on our ability to market our products
             -------------------------------------------------------

9.   DISCLOSE  HOW  MANY EMPLOYEES ARE IN YOUR MARKETING DEPARTMENT. PLEASE ALSO
     DISCLOSE HOW MUCH YOU HAVE SPENT ON MARKETING ACTIVITIES AND RESEARCH AND DEVELOPMENT IN THE PAST TWO YEARS.

RESPONSE:
---------

     We have revised the risk factor to state: "We depend on our marketing department, which currently consists of four of our employees, to make consumers and potential customers aware of our products. Since inception we have spent approximately $1,600,000 on research, development and marketing activities associated with our Direct Lynk system."


           We may have potential liability for shares of common stock
           ----------------------------------------------------------

10.  CLARIFY  WHY  AN  EXEMPTION  FROM REGISTRATION MAY NOT HAVE BEEN AVAILABLE.
     PLEASE  ALSO  DISCLOSE  THE  NUMBER  OF  SHARES  YOU SOLD AND QUANTITY YOUR

     MAXIMUM POTENTIAL LIABILITY, TO THE EXTENT POSSIBLE. DISCLOSE THE EXPIRATION DATE OF THE RESCISSION OFFER, THE NUMBER OF SHAREHOLDERS YOU HAVE OFFERED RESCISSION TO AND THE TOTAL NUMBER OF SHARES THAT HAVE BEEN SOLD BACK TO THE COMPANY TO DATE. PLEASE DISCLOSE WHAT DISCLOSURE THESE SHAREHOLDERS RECEIVED AND WHY THESE SHAREHOLDERS "MAY NOT HAVE RECEIVED APPROPRIATE DISCLOSURE IN CONNECTION WITH SUCH PURCHASES" AS STATED IN YOUR RECENT SALES OF UNREGISTERED SECURITIES SECTION. ALSO, WE NOTE YOUR DISCLOSURE IN YOUR RECENT SALES OF UNREGISTERED SECURITIES SECTION THAT "[A]LL OF THE SHAREHOLDERS WHO WERE OFFERED TINE CHANCE TO RESCIND THEIR PURCHASES DECIDED TO REJECT THE RESCISSION OFFER." PLEASE TELL US IN YOUR RESPONSE LETTER HOW YOU CONTACTED THESE SHAREHOLDERS REGARDING THE RESCISSION OFFER AND WHAT INFORMATION YOU PROVIDED TO THE SHAREHOLDERS, IF ANY, REGARDING THE RESCISSION OFFER.

RESPONSE:
---------

     We have updated the risk factor as you have requested. We contacted 22 of our shareholders who purchased an aggregate of 2,044,000 shares of our common stock regarding the rescission offer via telephone and faxed such shareholders copies of the Rescission Offer for their review and approval. We provided these shareholders information substantially similar to what is found in the Prospectus which is part of the Form SB-2 Registration Statement, namely audited financial statements, risk factors, business history, product and business development information, legal proceedings, security ownership of certain beneficial owners and management, a discussion of Data Call's management, executive compensation information, certain transactions, as well as a management's discussion and plan of operations. Additionally, the Rescission Offer contained each state's applicable statute regarding liability for Rescission Offers, including statutes of limitations on liability for the sale of unregistered shares and the potential liability which may have arose as a result of Data Call not complying with certain of the states securities laws. Data Call provided each shareholder the statutory thirty days to decide whether to accept or reject the Rescission Offer and all shareholders who were offered Rescission chose to reject the Rescission Offer and reaffirm their purchases.

     Additionally, in compliance with California law, Data Call provided the California Department of Securities a draft of the Rescission Offer, which was approved by the California Department of Securities.

               We face potential liability for information posted
               --------------------------------------------------

11. YOUR DISCLOSURE OF THE RISK IS VAGUE. PLEASE BRIEFLY DESCRIBE THE "LEGAL OBLIGATIONS" THAT ARE "NOT WELL DEFINED AND ARE STILL EVOLVING" AND PLEASE CLARIFY HOW YOU RISK LIABILITY FOR INFORMATION YOU POST AND/OR DISSEMINATE THROUGH YOUR WEBSITE. FOR EXAMPLE, DO YOU RISK LIABILITY BECAUSE OF THE TYPE OF CONTENT YOU POST AND DISSEMINATE THROUGH YOUR WEBSITE?

RESPONSE:
---------

     Upon further review, Data Call does not believe that information posted on its website poses a material risk to the company. As such, Data Call has removed the risk factor which you referred in its entirety.


                    Our systems and operations are vulnerable
                    -----------------------------------------

12. THE DISCLOSURE YOU HAVE INCLUDED APPEARS TO ADDRESS DIFFERENT RISKS. IN THIS REGARD, YOU STATE THAT YOUR WEBSITE AND SYSTEMS ARE HOSTED BY A THIRD PARTY. YOU DISCLOSE LATER IN THIS RISK FACTOR THAT YOUR SOFTWARE COULD BE FOUND TO CONTAIN BUGS. PLEASE CONSIDER INCLUDING ONE RISK FACTOR TO ADDRESS THE RISK ASSOCIATED WITH A THIRD PARTY HOSTING YOUR WEBSITE AND SYSTEMS AND ANOTHER RISK FACTOR TO ADDRESS POTENTIAL RISKS REGARDING THE SOFTWARE AND HARDWARE YOU HAVE DEVELOPED.

RESPONSE:
---------

     In the amended filing, the risk regarding bugs in Data Call's software has been removed from the above referenced risk factor and has been instead included in a stand alone risk factor entitled "Our Software Could Contain Bugs, Which Could Cause Interruptions In The Services We Provide And/Or Cause Our Services To Fail."


            Our total amount of issued and outstanding share amounts
            --------------------------------------------------------

13. IN YOUR RESPONSE LETTER, TELL US WHETHER YOU WILL ENGAGE A TRANSFER AGENT OR HOW YOU OTHERWISE INTEND TO IMPROVE THE MAINTENANCE OF YOUR STOCK
     RECORDS. IN ADDITION, HAVE YOUR COUNSEL REVISE HIS LEGALITY OPINION TO ADDRESS HOW HE CONSIDERED THE INFORMATION CONTAINED IN THIS RISK FACTOR WHEN MAKING HIS DETERMINATION THAT THE SHARES ARE "VALIDLY ISSUED."

RESPONSE:
---------

     Data Call has engaged a transfer agent as of the filing of the amended Registration Statement, and the amended registration statement has been revised accordingly. Data Call believes that this appointment will improve the maintenance of its stock records moving forward.

     The number of shares of common stock of Data Call treated as issued and outstanding for the purposes of the Registration Statement is based on management's disclosures that such information is accurate to the best of their knowledge. While there may be additional shares of common stock issued and outstanding, which are unknown at this point in time, David M. Loev does not believe that the legal opinion needs to be revised to address how the information contained in the risk factor was considered in issuing the opinion. The legal opinion attached to the Registration Statement as

     Exhibit 5.1 opines on the 38,262,100 shares of common stock which are being registered in connection with the Registration Statement. Pursuant to subscription agreements received and the certification of Data Call's management, we do not believe there is doubt as to whether the 38,262,100 shares were validly issued, fully paid and non-assessable. Because the legal opinion does not opine on shares not included in the Registration Statement, we believe that no revisions to the legal opinion are required to me made.

                    If there is a market For our common stock
                    -----------------------------------------

14. YOUR DISCLOSURE THAT "[T]HESE MARKET FLUCTUATIONS, AS WELL AS GENERAL ECONOMIC., POLITICAL AND MARKET CONDITIONS, SUCH AS RECESSIONS, INTEREST RATES OR INTERNATIONAL CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT THE MARKET PRICE AND LIQUIDITY OF YOUR COMMON STOCK" IS GENERIC, BOILERPLATE DISCLOSURE THAT DOES NOT APPEAR TO APPLY TO YOUR COMPANY, EVEN ASSUMING YOUR COMPANY BECOMES QUOTED ON THE OTC BULLETIN BOARD. PLEASE DELETE THIS DISCLOSURE AND TAILOR THE DISCLOSURE TO YOUR BUSINESS. PLEASE DISCLOSE THAT EVEN IF YOUR STOCK IS APPROVED FOR QUOTATION BY A MARKET MAKER THROUGH THE OVER-THE-COUNTER BULLETIN BOARD, STOCKS TRADED OVER THIS QUOTATION SYSTEM ARE USUALLY THINLY TRADED, HIGHLY VOLATILE AND NOT FOLLOWED BY ANALYSTS.

     ADDITIONALLY, PLEASE INCLUDE A RISK FACTOR TO ADDRESS THE POTENTIAL RISKS IF YOUR STOCK DOES NOT BECOME QUOTED ON THE OTC BULLETIN BOARD. FOR EXAMPLE, DISCLOSE THE REQUIREMENTS TO TRADE ON THE OTC BULLETIN BOARD AND THE ANTICIPATED TIMING OF APPROVAL FOR QUOTATION. DISCLOSE WHETHER THE COMPANY HAS IDENTIFIED BROKER DEALERS WHO HAVE EXPRESSED AN INTEREST IN BECOMING MARKET MAKERS IN THE COMPANY'S SECURITIES.

RESPONSE:
---------

     We have deleted the generic, boilerplate disclosure from the risk factor as you have requested and disclosed risks associated with the volatile and illiquid nature of stocks traded on the OTCBB.

     Additionally, we have added a risk factor to address the second paragraph of your comment entitled, "If Our Common Stock Is Not Approved For Trading On The Over-The-Counter Bulletin Board, Our Common Stock May Not Be Publicly Traded, Which Could Make It Difficult To Sell Shares Of Our Common Stock And/Or Cause The Value Of Our Common Stock To Become Devalued."

     Data Call is currently in discussions with a market marker regarding the filing of its Form 15c2-11 with the NASD, however no agreement regarding such filing has been reached as of the date of this filing.

                Directors, Executive Officers and Control Persons
                -------------------------------------------------

15. INDICATE WHETHER OR NOT MESSRS. AMMONS AND VANCE WORK FULL-TIME FOR THE COMPANY. IF NOT, DISCLOSE THE APPROXIMATE HOURS PER WEEK EACH WILL DEVOTE TO YOUR BUSINESS. IN ADDITION, CLARIFY WHETHER MR. MOSLEY WILL CONTINUE TO WORK PART-TIME FOR THE COMPANY SINCE ENTERING INTO THE EMPLOYMENT AGREEMENT IN OCTOBER 2005 THAT ENTITLES HIM TO RECEIVE A SALARY OF $75,000 PER YEAR.

RESPONSE:
---------

     We have updated the Registration Statement to disclose that Mr. Ammons, Mr. Mosley and Mr. Vance work full-time for the Company.

                                Business History
                                ----------------

16.  DISCLOSE  THE  AMOUNTS,  IF  ANY,  THAT YOU CURRENTLY OWE UNDER THE VARIOUS
     RELEASES  DESCRIBED  IN  THIS  SECTION.

RESPONSE:
---------

     As disclosed in the amended filing, all consideration required to be paid to QVS and/or Dr. Hoffman has been paid by Data Call to date.


                               Business Operations
                               -------------------

17.  PLEASE  CLARIFY  WHAT  YOU  MEAN  BY  "DIGITAL  SIGNAGE."

RESPONSE:
---------

     We  have  included  the  following  definition  of  Digital  Signage:

     "Digital Signage is a relatively new and exciting method advertisers can use to promote, inform, educate, and entertain clients and customers about their businesses and products. Through Digital Signage, companies and businesses can use a single television or a series of flat screen televisions to market their services and products on site to their clients and customers in real time. Additionally, because Digital Signage advertising takes place in real time, businesses can change their marketing efforts at a moments notice. We believe this real time advertising better allows companies to tailor their advertising to individual customers, and thereby advertise and sell inventory which appeals to those individual customers, thereby increasing sales and revenues. Benefits to Digital Signage compared to regular print or video advertising include, being able to immediately change a digitally displayed image or advertisement depending on the businesses current clients and customers, and not getting locked into print advertising days or months in advance, which may become stale or obsolete prior to the advertising date of such print advertising."


18.  YOUR DISCLOSURE THAT "[C]LIENTS ARE ALSO ABLE TO ADD THEIR OWN USER DEFINED

     TEXT MESSAGES AND ADVERTISING TO OUR DIRECT LYNK MESSENGER TEXT STREAM, AND PICK WHICH INDIVIDUAL LOCATIONS AND WHICH OF THEIR THIRD PARTY HARDWARE DECODER BOXES THEY WOULD LIKE TO RECEIVE OUR FEEDS" IS VAGUE. PLEASE DESCRIBE HOW YOUR PRODUCT INTERACTS WITH YOUR CLIENTS' CONTENT USING CLEAR, EVERYDAY LANGUAGE. PLEASE PROVIDE EXAMPLES TO ILLUSTRATE HOW YOUR STREAMING TEXT COULD BE USED. ALSO CLARIFY WHAT YOU MEAN BY A "THIRD PARTY HARDWARE BOX" AND A "THIRD PARTY DATA DECODER BOX."

RESPONSE:
---------

     We have revised the description of the Direct Lynk system using everyday language and have provided examples to illustrate how Data Call's streaming text could be used to sell various clients products.


                                  Recent Events
                                  -------------

19.  PLEASE  CLARIFY  WHAT  YOU  MEAN  BY  "PLATFORM DEVELOPER," IN THIS REGARD,
     PLEASE CLARIFY WHETHER ENTERING INTO A DISTRIBUTION AGREEMENT WITH THIS "PLATFORM DEVELOPER" WOULD ALLOW YOU TO TRANSMIT YOUR INFORMATION TO ALL CELL PHONE CUSTOMERS OR WHETHER YOU WOULD ALSO NEED TO ENTER INTO AGREEMENTS WITH CELL PHONE CARRIERS AS WELL. ALSO, PLEASE CLARIFY HOW YOU WOULD GENERATE REVENUE UNDER THIS AGREEMENT AND THE AGREEMENT WHERE YOU WOULD PROVIDE YOUR INFORMATION FEED TO THE COMPANY'S ELEVATOR TELEVISIONS SO THAT INVESTORS CAN BETTER ASSESS THE POTENTIAL VALUE OF THESE AGREEMENTS TO YOUR BUSINESS. DISCLOSE THE EXPECTED TIMING FOR ENTERING INTO THESE AGREEMENTS.

RESPONSE:
---------

     We have revised the Registration Statement to disclose the information you requested. We have also revised the Registration Statement to remove references to the elevator company contract, as we have not entered into a contract with such company to date.

                       Dependence on One or Few Customers
                       ----------------------------------

20. DESCRIBE YOUR SPECIFIC ARRANGEMENTS WITH THE "SEVERAL COMPANIES" THAT ARE TESTING YOUR SYSTEM FOR FREE. FOR EXAMPLE, DESCRIBE HOW THESE COMPANIES ARE USING YOUR SYSTEM AND DISCLOSE THE EXPECTED TIMING REGARDING WHEN THESE CUSTOMERS WILL BEGIN PAYING FOR THE USE OF YOUR SYSTEM. ADDRESS FOR HOW
     LONG  YOU  INTEND  TO  PROVIDE  FREE  TRIALS  OF  THE  SYSTEM.

RESPONSE:
---------

     We have revised the amended filing to include the information you have requested under the section titled "Dependence on One or a Few Customers."

                           Management's Discussion and
                           ---------------------------
            Analysis of Financial Condition and Results of Operations
            ---------------------------------------------------------

21. THE DISCUSSION OF YOUR PLANNED OPERATIONS IS VAGUE. PLEASE EXPAND THIS SECTION TO CLEARLY DISCUSS YOUR SPECIFIC PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. SEE ITEM 303(A) OF REGULATION S-B. FOR INSTANCE, YOU STATE THAT IF YOUR MONTHLY EXPENSES INCREASE AND/OR IF THE NUMBER OF EMPLOYEES YOU EMPLOY INCREASES, YOU MAY BE FORCED TO RAISE ADDITIONAL CAPITAL. PLEASE DISCLOSE YOUR MONTHLY EXPENDITURES AND DISCLOSE WHETHER YOU ANTICIPATE INCREASING YOUR EXPENDITURES TO DEVELOP YOUR BUSINESS. SIMILARLY, DISCLOSE WHAT YOUR SPECIFIC PLANS ARE WITH REGARD TO THE HIRING OF ADDITIONAL EMPLOYEES. PLEASE GENERALLY DESCRIBE IN GREATER DETAIL YOUR SPECIFIC STRATEGY FOR GROWING YOUR BUSINESS, OTHER THAN BY PROVIDING YOUR SYSTEM TO POTENTIAL CUSTOMERS FOR FREE.

RESPONSE:
---------

     We have revised the amended filing to include the information you have requested.


22. IN THE THIRD PARAGRAPH OF PAGE 4 YOU MAINTAIN THAT YOU CAN CONTINUE IN BUSINESS THROUGH 2006 ASSUMING SEVERAL CONDITIONS. ARE THESE CONDITIONS REALISTIC? EXPAND YOUR DISCUSSION OF YOUR PLAN OF OPERATIONS ON PAGES 21 AND 22 TO DESCRIBE THE IMPACT OF THESE CONDITIONS ON YOUR OPERATING PROSPECTS AND PLANS. DISCUSS WHETHER THESE CONDITIONS ARE CONSISTENT WITH YOUR ACTUAL PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. FURTHER, INCLUDE A MORE DETAILED DESCRIPTION OF MANAGEMENT'S SPECIFIC VIABLE PLANS THAT ARE INTENDED TO MITIGATE THE EFFECTS OF YOUR GOING CONCERN UNCERTAINTIES. PROVIDE MANAGEMENT'S ASSESSMENT OF THE LIKELIHOOD THAT SUCH PLANS CAN BE EFFECTIVELY IMPLEMENTED. CLEARLY IDENTIFY AND DISCUSS THOSE ELEMENTS OF THE PLANS THAT ARE PARTICULARLY SIGNIFICANT OR CRITICAL TO OVERCOMING YOUR PRESENT FINANCIAL DIFFICULTIES. ADDITIONALLY, INCLUDE A REASONABLY DETAILED DISCUSSION OF YOUR ABILITY OR INABILITY TO GENERATE SUFFICIENT CASH TO SUPPORT ACTUAL PLANNED OPERATIONS DURING THE TWELVE MONTH PERIOD FOLLOWING THE DATE OF YOUR MOST RECENT BALANCE SHEET PRESENTED. YOUR VIABLE PLAN DESCRIPTION SHOULD BE INCLUDED IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF LIQUIDITY AND IN THE FOOTNOTES TO THE FINANCIAL STATEMENTS.

RESPONSE:
---------

     Data Call has revised the amended Registration Statement to state that it believes it can continue its business operations for approximately three months assuming that its current monthly expenses do not increase, based on the fact that Data Call's current monthly expenditure rate is approximately $75,000 per month (which is due in part to the fact that Data Call is only paying its executive officers a portion of their salaries, the remainder of which is being accrued until such time as Data Call has sufficient cash flow to pay such salaries). Data Call has no current plans to increase its number of employees and/or monthly expenditures and hopes to generate meaningful revenues from its Direct Lynk system in eight to twelve months.

     As it may take longer than three months for Data Call's Registration Statement to be declared effective with the Commission, Data Call may need to raise additional capital in the future, prior to such effectiveness, which Data Call's management currently believes will likely come from the sale of shares of Data Call's common stock to a limited number of accredited investors. Additionally, Data Call had previously promised the shareholders who we sold shares of common stock through private placements that Data Call would file a registration statement to register their shares.

23. EXPAND RESULTS OF OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES TO DESCRIBE YOUR RESCISSION OBLIGATIONS. EXPLAIN AND QUANTIFY THE UNCERTAINTIES SURROUNDING THESE RESCISSION OBLIGATIONS ON FUTURE RESULTS, LIQUIDITY AND CAPITAL RESOURCES. DESCRIBE HOW THESE RESCISSION OBLIGATIONS MAY AFFECT YOUR ABILITY TO SATISFY YOUR CASH, REQUIREMENTS FOR THE NEXT TWELVE MONTHS. REFER TO ITEM 303(A) OF REGULATION S-B.

RESPONSE:
---------

     We have revised the amended filing to include the information you requested under "Liquidity and Capital Resources" and "Plan of Operations."

24. WE NOTE YOUR DISCLOSURE IN YOUR RESULTS OF OPERATIONS SUBSECTION THAT YOU PREVIOUSLY SOLD FLAT SCREEN TELEVISION SETS. IN ORDER TO PROVIDE ADDITIONAL CONTEXT REGARDING YOUR BUSINESS STRATEGY, PLEASE CLARIFY WHETHER THIS BUSINESS RELATED TO YOUR DIRECT LYNK SYSTEM AND CLARIFY WHY YOU DECIDED TO EXIT THIS BUSINESS AND FOCUS ON YOUR CURRENT STRATEGY, PARTICULARLY SINCE YOUR REVENUES DECLINED SIGNIFICANTLY AFTER YOU EXITED THE BUSINESS OF SELLING FLAT SCREEN TELEVISION SETS.

RESPONSE:
---------

     We  have  revised  the  amended  filing  as  you  requested.

25. PROVIDE A QUANTIFIED DISCUSSION AND ANALYSIS OF THE COSTS YOU EXPECT TO INCUR AS A RESULT OF BEING A PUBLIC REPORTING COMPANY, INCLUDING HOW YOU ANTICIPATE FUNDING THE COSTS OF OPERATING AS A PUBLIC COMPANY. DISCUSS THE REASONS FOR GOING PUBLIC AT THIS TIME IN THE COMPANY'S DEVELOPMENT. SIMILARLY ADDRESS HOW YOU INTEND TO PAY FOR THE SALARIES PURSUANT TO THE EMPLOYMENT AGREEMENTS YOU RECENTLY ENTERED INTO.

RESPONSE:
---------

     Data Call has revised the amended filing to include the information you requested under "Liquidity and Capital Resources." Additionally, Data Call has not yet begun paying its executive officers the full amount of their salaries as of the filing of the amended Registration Statement. Instead, Data Call is only paying such executive officers a portion of their salaries, with the remainder being accrued until such time as Data Call has sufficient cash flow to pay such salaries, if ever. Data Call choose to go public at this time to make its stock more attractive to potential partners, who Data Call may choose to pay in shares of common stock. To make Data Call's stock more attractive to other companies, which

     Data Call may seek to acquire in the future using its common stock as consideration, and to make it easier for Data Call to raise additional capital through the sale of debt and/or equity.

                              Results of Operations
                              ---------------------

                 Comparison for the Year Ended December 31.2005
                 ----------------------------------------------
                  Compared to the Year Ended December 31. 2004.
                  ---------------------------------------------

26. WE NOTE YOUR DISCLOSURE REGARDING "A $94,002 OR 12.1 % DECREASE IN CONTRACTUAL SERVICES, DUE TO A REWORKING OF [YOUR] SUBSCRIPTION FEEDS, WHICH LOWERED [YOUR] PROVIDER COSTS " PLEASE BRIEFLY DISCLOSE THE SPECIFIC CHANGES YOU MADE TO YOUR SUBSCRIPTION FEEDS. IF MATERIAL, PLEASE DISCLOSE THESE CHANGES IN YOUR BUSINESS SECTION AS WELL. ADDITIONALLY, EXPLAIN THE REASONS FOR THE 245% INCREASE IN DEPRECIATION EXPENSE AND THE 86.8% DECREASE IN "OTHER EXPENSE" DURING THIS PERIOD.


RESPONSE:
---------

     Our revised audited financial statements for the years ended December 31, 2005 and 2004 contained in the amended filing have been updated and corrected the breakdown between contractual services and employee compensation, and we therefore no longer show a 12.1% decrease in contractual services; however, we have added disclosure as to the reasons for the increase in contractual services and the decrease in employee compensation in the amended filing. Additionally, we have disclosed the major reasons for the 245% increase in depreciation expense and the 86.8% decrease in "other expense" as you have requested.


                        Liquidity and Capital Resources.
                        --------------------------------

27. WE NOTE YOUR DISCLOSURE THAT YOU "WILL NEED TO TAKE STEPS TO RAISE EQUITY CAPITAL OR TO BORROW ADDITIONAL FUNDS SUBSEQUENT TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT " THIS DISCLOSURE IS CONFUSING SINCE IT IS UNCERTAIN WHEN THIS REGISTRATION STATEMENT COULD BE DECLARED EFFECTIVE AND YOU DISCUSS THE TIMING OF YOUR CAPITAL REQUIREMENTS IN THE IMMEDIATELY PRECEDING PARAGRAPH. ACCORDINGLY, PLEASE REVISE TO SIMPLY STATE THE DATE
     WHEN  YOU  BELIEVE  YOU  WILL  NEED  TO  RAISE  CAPITAL.

RESPONSE:
---------

     We  have  revised  the  amended  filing  as  you  have  requested.

                             Description of Property
                             -----------------------

28.  PLEASE FILE YOUR LEASE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT

     OR TELL US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO DO SO UNDER ITEM 601(B) OF REGULATION S-B.

RESPONSE:
---------

     Data Call has filed its lease agreement as Exhibit 10.7 to the amended filing as you have requested.

                 Certain Relationships and Related Transactions
                 ----------------------------------------------

29. FOR EACH OF THE TRANSACTIONS, DISCLOSE THE VALUE OF THE SHARES THAT WERE ISSUED. ALSO, IN THE TRANSACTIONS WHERE SERVICES WERE PROVIDED TO YOU IN EXCHANGE FOR THE SHARES, DISCLOSE WHAT SPECIFIC SERVICES WERE PROVIDED TO DATA CALL TECHNOLOGIES AND HOW THE SERVICES WERE VALUED. PLEASE SIMILARLY REVISE YOUR DISCLOSURE IN YOUR RECENT SALES OF UNREGISTERED SECURITIES SECTION.

RESPONSE:
---------

     We have revised the Certain Relationships and Related Transactions section of the Form SB-2, as well as the Recent Sales of Unregistered Securities section to disclose the value of the shares which were issued. Additionally, we have disclosed what services were provided to Data Call in consideration for the issuances of the shares.


30. PLEASE DESCRIBE THE ISSUANCE OF THE 4,610,000 SHARES BY YOUR CEO TO THE QVS SHAREHOLDERS AND THE ISSUANCE OF THE SAME AMOUNT OF SHARES BY DATA CALL TECHNOLOGIES TO YOUR CEO IN THE SAME PARAGRAPH SINCE THESE TRANSACTIONS ARE RELATED. ALSO, PLEASE DISCLOSE HOW THESE TRANSACTIONS WERE NEGOTIATED BY THE PARTIES. PLEASE DISCLOSE WHY YOUR CEO ISSUED HIS SHARES TO THE QVS SHAREHOLDERS IN JUNE 2002 RATHER THAN DATA CALL TECHNOLOGIES AND WHY YOU ISSUED SHARES TO MR. AMMONS AS CONSIDERATION FOR THAT PRIOR ISSUANCE OVER TWO YEARS LATER.

RESPONSE:
---------

     Each  shareholder  of  QVS  was  given  an  equal  number of shares of Data
     Call as such shareholders held in QVS in connection with such QVS shareholder entering into a release agreement with Data Call (the "Settlement Amount"). Each QVS shareholder who provided Data Call a release agreed to settle for the Settlement Amount and therefore little negotiation between the parties was needed.

     While Data Call believes that the negotiation of settlements and the subsequent issuance of shares to the various QVS shareholders was a company event, such negotiations and share transfers were affected by Data Call's Chief Executive Officer, James Ammons on an individual basis because such releases not only released Data Call from any liability, but also Mr. Ammons personally. Data Call issued Mr. Ammons an equal amount of shares as those shares that he transferred to the QVS shareholders upon a finding from the Board of Directors of Data Call that such settlement and releases were in the best interest of Data Call and that Data Call received valid consideration from Mr. Ammons in connection with such releases. The issuance of shares to Mr. Ammons by the Board of Directors took place after a full accounting by Data Call of the shares which were transferred to the QVS shareholders by Mr. Ammons, which happened to take place over two years after the original transfers.


                             Executive Compensation
                             ----------------------

31. PROVIDE A FOOTNOTE TO THE SUMMARY COMPENSATION TABLE THAT INCLUDES THE INFORMATION REQUIRED BY INSTRUCTION 2 TO ITEM 402(B)(2)(IV) RELATING TO THE RESTRICTED STOCK AWARDS, TO THE EXTENT APPLICABLE.

RESPONSE:
---------

     We have provided footnotes to the summary compensation table which include the approximate dollar value of the restricted stock awards which were issued to the individuals named in the summary compensation table as you have requested.



                  Plan of Distribution and Selling Stockholders
                  ---------------------------------------------

32. PLEASE UPDATE THE INFORMATION IN FOOTNOTE 6 TO INDICATE WHETHER DR. HOFFMAN HAS COMPLETED THE PAYMENT OF THE $65,000 SUBSCRIPTION PRICE.

RESPONSE:
---------

     We have updated the information in footnote 6 to indicate that Dr. Hoffman has paid the full $65,000 subscription price for the shares for which he subscribed as of the date of the amended filing.


33. PLEASE TELL US IN YOUR RESPONSE LETTER WHETHER U.B.T. INVESTMENT OR ANY OTHER SELLING SHAREHOLDERS ARE BROKER-DEALERS OR AFFILIATED WITH A BROKER-DEALER. WE MAY HAVE FURTHER COMMENT.

RESPONSE:
---------

     To the best of Data Call's knowledge, neither U.B.T. Investment nor any of the other selling shareholders are broker-dealers or affiliated with broker-dealers.

                             Additional Information
                             ----------------------

34. PLEASE REVISE THE ADDRESS OF THE SEC'S PUBLIC REFERENCE ROOM TO REFLECT OUR NEW LOCATION AT 100 F STREET, N.E., WASHINGTON, D.C. 20549.

RESPONSE:
---------

     We have revised the address of the SEC's public reference room under the "Additional Information" section of the Registration Statement as you have requested.

Report  of  Independent  Registered  Public  Accounting  Firm
-------------------------------------------------------------

35. YOUR AUDITOR SHOULD REVISE THEIR REPORT TO INCLUDE THE WORDS "SUBSTANTIAL DOUBT" WHEN REFERENCING YOUR ABILITY TO CONTINUE AS A GOING CONCERN, PURSUANT TO AU 341.

RESPONSE:
---------

     Our auditor has revised his report, as you have requested to include the words "substantial doubt" when referring to our ability to continue as a going concern.

                              Financial Statements
                              --------------------

                                 Balance Sheets
                                 --------------

36. TELL US ABOUT THE SHARES WHICH MAY BE SUBJECT TO RESCISSION AS DISCUSSED IN THE PARAGRAPH BRIDGING PAGES 6 AND 7. ARE YOUR RESCISSION OBLIGATIONS LIMITED TO THE 2,044,000 SHARES DISCUSSED IN THE SIXTH PARAGRAPH OF PAGE 51? IF NOT, PLEASE GIVE US AN ANALYSIS OF ALL SHARES SUBJECT TO UNCERTAINTY ABOUT RESCISSION. TELL US WHAT CONSIDERATION YOU RECEIVED IN EXCHANGE FOR EACH ISSUANCE AND AMOUNTS PAYABLE UPON, RESCISSION. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO EXCLUDE SHARES SUBJECT TO RESCISSION FROM PERMANENT STOCKHOLDERS' EQUITY UNTIL SUCH TIME AS YOUR SHAREHOLDERS NO LONGER HAVE A RIGHT TO RESCIND SHARES. SEE RULE 5-02.28 OF REGULATION S-X.

RESPONSE:
---------

     The shares subject to rescission are only the 2,044,000 shares noted in the registration statement. The shareholders owning the 2,044,000 common shares have all rejected the rescission offer; therefore, we do not believe there is any need to establish a liability for those shares and those shares remain as a part of equity. One shareholder not included in the rescission offer, who was also a non-accredited investor, requested that Data Call return her investment, and Data Call and the investor entered into a settlement agreement in May 2006 (as disclosed in the amended filing); and the financial statements have been restated to record as a liability the amount of $20,000 at December 31, 2003. This $20,000 liability remains on the financial statements through March 31, 2006. See
     Note 6 to the financial statements for additional disclosure and a discussion of the restatements.

Statements  of  Operations,  pass  F-3
--------------------------------------

37. PLEASE REVISE THE DESCRIPTION OF THE LINE-ITEM IDENTIFIED AS "CONTRACTUAL SERVICES" TO CLARIFY ITS NATURE OR, IF NECESSARY, DISAGGREGATE IT INTO ITS COMPONENT NATURAL CLASSIFICATIONS.

RESPONSE:
---------

     We have revised the expenses on the statement of operations to reclassify such contractual services to their natural classifications.

(1)  Summary  of  Significant  Accounting  Policies
---------------------------------------------------

38. DISCLOSE AND EXPLAIN TO US HOW YOU ACCOUNT FOR PRODUCT DEVELOPMENT COSTS. GIVE US AN ANALYSIS OF THESE COSTS. INDICATE PURCHASED EXTERNAL SOFTWARE COSTS AND COST OF INTERNALLY DEVELOPED SOFTWARE, IDENTIFY INTERNAL USE SOFTWARE COSTS, COSTS OF COMPUTER SOFTWARE TO BE MARKETED AND ANY OTHER DEVELOPMENT COSTS. EXPLAIN TO US HOW YOU DETERMINE WHICH SOFTWARE IS FOR INTERNAL USE AND WHICH IS FOR EXTERNAL USE. DESCRIBE HOW YOU DETERMINE WHICH COSTS SHOULD BE EXPENSED AND WHICH SHOULD BE CAPITALIZED. IF APPLICABLE, DISCLOSE AND TELL US WHEN AMORTIZATION OF CAPITALIZED COSTS WILL BEGIN. PLEASE REFER TO ALL PERTINENT AUTHORITATIVE ACCOUNTING LITERATURE IN YOUR RESPONSE.

RESPONSE:
---------

     Product Development costs consist of costs incurred to develop Data Call's website and software for internal and external use. All product development costs are expensed as incurred. Data Call did not capitalize any product development costs, and a statement to this effect has been added to the notes to the financials statements contained in the amended filing.

Stock-Based  Compensation
-------------------------

39. CLARIFY THE FIFTH PARAGRAPH, OF PAGE F-7, WHICH STATES THAT YOU USE QUOTED MARKET PRICES TO DETERMINE STOCK BASED EMPLOYEE COMPENSATION. DESCRIBE FOR US AND DISCLOSE HOW YOU DETERMINE ALL FORMS OF STOCK-BASED COMPENSATION IN THE ABSENCE OF MARKET QUOTES IN AN ACTIVELY TRADING MARKET FOR YOUR SHARES.

RESPONSE:
---------

     Stock issued to consultants in consideration for services rendered is accounted for in accordance with Emerging Issue Task Force Issues Numbers 96-18 and 00-18, and expenses are amortized over the term of the consulting agreements, with the measurement date generally being the date of the agreement. The stock issued to Data Call's consultants were not based on consulting agreements, however, and as a result, the stock was expensed as issued.


40.  WE NOTE  ON  PAGE  52  THAT  YOU HAVE ISSUED COMMON STOCK TO CONSULTANTS IN

     CONSIDERATION FOR SERVICES RENDERED. DISCLOSE YOUR ACCOUNTING POLICY EQUITY INSTRUMENTS THAT ARE ISSUED TO NON-EMPLOYEES FOR GOODS AND SERVICES. REFER TO THE GUIDANCE IN EITF ISSUES NO. 96-18 AND 00-18.

RESPONSE:
---------

     The accounting policy as it relates to stock based compensation has been revised.


Item  28.  Undertakings
-----------------------

41. IN YOUR AMENDED FILING, PLEASE PROVIDE THE UNDERTAKING REQUIRED BY ITEM 512(G)(2) OF REGULATION S-B. SEE NEW ITEM 512(G) OF REGULATION S-B, WHICH WAS ADOPTED IN SECURITIES OFFERING REFORM, RELEASE NO. 33-8591 (JULY 19,
     2005),  AVAILABLE  ON  OUR  WEB  SITE  AT
     HTTP://WWW.SEC.GOV/RULES/FINAL/33-8591FR.PDF.  IN  ADDITION,  DELETE  YOUR
     --------------------------------------------
     FIFTH UNDERTAKING AS IT DOES NOT APPEAR THAT YOU ARE RELYING UPON RULE 430A FOR THIS OFFERING.

RESPONSE:
---------

     We have revised the undertaking language in our amended filing as you have requested.

Signatures.
-----------

42. PLEASE INDICATE WHO IS SIGNING THE REGISTRATION STATEMENT AS YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. PLEASE SEE FORM SB-2'S INSTRUCTIONS FOR SIGNATURES.

RESPONSE:

     We have revised the Registration Statement to clarify that Larry Mosley is the Company's Chief Financial Officer and Principal Accounting Officer, and Larry Mosley has signed the amended Registration Statement in those capacities.


                                  Very Truly Yours,

                                  /s/ John S. Gillies
                                  ------------------------------

                                  John S. Gillies,
                                  Associate,
                                  David M. Loev, Attorney at Law